United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 001-37822

A. Full title of the plan and address of the plan, if different from the issuer named below:

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

B. Name of the issue of the securities held pursuant to the plan and address of its principal executive office:

Advanced Emissions Solutions, Inc.
640 Plaza Drive, Suite 270
Highlands Ranch, Colorado 80129

Financial Statements and Supplemental Schedules

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Years ended December 31, 2016 and 2015
with Report of Independent Registered Public Accounting Firm

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Hein & Associates LLP

Denver, Colorado
June 28, 2017

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
ASSETS
Nonparticipant directed investments at fair value	$3,416,491	$5,640,406
Self directed investment accounts at fair value	—	1,006,582
Total investments at fair value	3,416,491	6,646,988
Receivables
Employer contribution	175,564	360,770
Notes receivable from participants	16,946	36,046
Total receivables	192,510	396,816
Total assets	$3,609,001	$7,043,804
LIABILITIES
Other liabilities	$45,240	$64,402
Total liabilities	45,240	64,402
Net assets available for benefits	$3,563,761	$6,979,402

See accompanying notes to the financial statements.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015
Additions:
Investments income (loss):
Net appreciation (depreciation) in fair value of nonparticipant directed investments	$385,456	$(4,574,152)
Net appreciation (depreciation) in fair value of self directed investment accounts	41,646	(84,835)
Interest	1,415	898
Dividends	87,340	222,043
	515,857	(4,436,046)
Contributions:
Employer	226,368	441,703
Participants	395,819	744,126
Rollover	—	30,450
Other	—	16,426
	622,187	1,232,705
Interest income on notes receivable from participants	1,480	1,380
Total net additions (deductions)	1,139,524	(3,201,961)
Deductions:
Participant withdrawals and distributions	4,555,889	9,126,801
Administrative expenses	(724)	3,097
Total deductions	4,555,165	9,129,898
Net change in net assets available for benefits	(3,415,641)	(12,331,859)
Net assets available for benefits at beginning of year	6,979,402	19,311,261
Net assets available for benefits at end of year	$3,563,761	$6,979,402

See accompanying notes to the financial statements.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
Notes to Financial Statements
Note 1 - Description of the Plan
General
The Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan (the “Plan”) is a defined contribution plan covering the employees of Advanced Emissions Solutions, Inc. ("ADES"), and its wholly-owned subsidiaries ADA-ES, Inc. and Advanced Clean Energy Solutions, LLC (collectively the "Company"). The Plan’s investments are held in a trust fund (the “Trust”) managed by the trustee, which was Capital Bank and Trust Company from January 1, 2016 through June 30, 2016, and, effective July 1, 2016, Fidelity Management Trust Company (collectively the "Trustee"). The Plan’s administrators and record keepers are Advanced Emissions Solutions, Inc. and American Funds Distributors, Inc. ("American Funds") for the period from January 1, 2016 through June 30, 2016, and, effective July 1, 2016, Fidelity Management Trust Company ("Fidelity") (collectively the "Administrator").
Employees are eligible to participate in the Plan upon the employees' date of hire if they are at least 21 years of age.
During the year ended December 31, 2016, the Plan adopted Amendment No. 17 to the Plan, which was effective July 1, 2016. The amendment included the following material provision changes:

•	Employer nonelective contributions and Employer matching contributions are vested immediately at 100%;

•	Catch-up contributions made by employees are matched; and

•	Automatic enrollment for participants, which have deferral rate set at 2% of eligible compensation was removed;
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act ("ERISA").
Contributions
Each year, participants may contribute up to 100% of annual compensation, either on a "before-tax" deferred compensation or on an "after-tax" ("Roth contributions") basis, not to exceed $18,000 in 2016 and 2015 (or $24,000 for individuals age 50 or older electing to make catch-up contributions). Participants may also contribute amounts representing distributions from other qualified defined benefit, defined contribution plans, or IRAs ("Rollover"). Participants direct the investment of their contributions into various investment options offered by the Plan.
Prior to the Plan amendment effective July 1, 2016, the Plan included an auto-enrollment provision whereby all newly eligible employees were automatically enrolled in the Plan unless they affirmatively elected not to participate in the Plan. Automatically enrolled participants had their deferral rate set at 2% of eligible compensation and their contributions invested in a designated target date fund based upon age until retirement until changed by the participant. The automatic enrollment was removed effective July 1, 2016.
The Company can elect to contribute up to 100% of the first 7% of base compensation that a participant qualifying for the Company match contributes to the Plan. Participants are eligible to begin receiving the Company match following the completion of one Year of Service, as defined in the Plan. The matching Company contribution may be in the form of cash or ADES common stock. Additionally, the Company may make nonelective contributions to the Plan. Participants are eligible to receive the nonelective Company contribution if they have completed one Year of Service and 501 Hours of Service every year thereafter, as defined in the Plan, during the applicable Plan Year, which is January 1 - December 31.
The Company did not make any non-cash employer matching contributions in the form of ADES common stock to the Plan for the years ended December 31, 2016 and December 31, 2015.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s elective contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations of Plan expenses are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Prior to July 1, 2016, vesting in the Company’s matching and nonelective contribution portions of their accounts was based on years of continuous service. A participant vested in the employer portion of the matching and nonelective contributions based on the following schedule:

Years of Service	Vested Percentage
Less than 2	—%
2	20%
3	40%
4	60%
5	80%
6	100%

A participant also became 100% vested in the Company match and nonelective contributions if the participant was employed on or after the Normal Retirement Age (i.e., 65 as defined in the Plan), if the participant terminated employment due to their death or as a result of becoming disabled or if the Company terminated the Plan.
Effective July 1, 2016, based on the amendment to the Plan, Company match and nonelective contributions are immediately vested at 100%.
Administrative Expenses
Each participant's account is charged with an allocation of administrative expenses.
Notes Receivable from Participants
Subject to their account balance, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by 50% of the balance in the participant’s account. The loan interest rate, determined at the time of the loan, is set monthly at 1% above the prime rate, as defined in the Plan. Principal and interest is paid ratably through monthly payroll deductions and partial repayments or accelerated payments are permitted. These loans are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are deducted from participants' accounts as incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a period of not more than their assumed life expectancy (or the assumed life expectancies of the participant and their beneficiary).
Forfeited Accounts
At December 31, 2016 and 2015, forfeited accounts totaled $79,211 and $87,177, respectively. The unvested balance of forfeited accounts as of December 31, 2016 and December 31, 2015 were used to reduce employer contributions, which were reported as Receivables - employer contribution on the Statements of Net Assets Available for Benefits as of the end of the respective Plan year.
The above information is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan documents for more specific provisions.
Note 2 - Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's valuation policies utilize information provided by the investment advisers and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses, respectively, on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are deducted from participants' accounts and are expensed when they are incurred.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in expenses. Investment related expenses are presented as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. The Company pays the outside auditor fees on behalf of the Plan.
Recent Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, Financial Instruments (Subtopic 825-10) - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). This standard provides guidance on how entities measure certain equity investments and present changes in the fair value. This standard requires that entities measure certain equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. ASU 2016-01 is effective for fiscal years beginning after December 31, 2017. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company's financial statements and disclosures. The Company does not believe this standard will have a material impact on the Company's financial statements and disclosures.

Note 3 - Investments

The following table presents nonparticipant directed investments by general type:

	As of December 31,
	2016	2015
ADES common stock	$426,756	$784,309
Money market funds	379	45,529
Mutual funds	2,989,356	4,810,568
	$3,416,491	$5,640,406

During 2016 and 2015, the components of the investment income (loss) related to the Plan's nonparticipant directed investments (including gains and losses on investments bought and sold, as well as those held during the year) were as follows:

	Years Ended December 31,
	2016	2015
Investments income (loss):
Net appreciation (depreciation) in fair value of nonparticipant directed investments	$385,456	$(4,574,152)
Interest	1,415	—
Dividends	81,057	206,301
	$467,928	$(4,367,851)

The following table presents participant directed investments by general type:

	Years Ended December 31,
	2016	2015
Common stocks	$—	$704,861
Money market	—	229,826
Mutual funds	—	71,895
	$—	$1,006,582

During 2016 and 2015, the components of the investment income (loss) related to the Plan's participant directed investments (including gains and losses on investments bought and sold, as well as held during the year) were as follows:

	Years Ended December 31,
	2016	2015
Investments income (loss):
Net appreciation (depreciation) in fair value of self directed investment accounts	$41,646	$(84,835)
Interest	—	898
Dividends	6,283	15,742
	$47,929	$(68,195)
Note 4 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the hierarchy prescribed under U.S. GAAP for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

•Level 1 Inputs - Quoted priced (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;

•Level 2 Inputs - Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including but not limited to quoted prices in markets that are not active, quoted prices in active markets for similar assets or liabilities and observable inputs other than quoted prices such as interest rates or yield curves;

•Level 3 Inputs - Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk

The following is a description of the valuation techniques and inputs used for each major class of assets measured by the Plan. There have been no changes in the methodologies used at December 31, 2016 and 2015.

ADES common stock: ADES' stock is valued using the closing market price reported on the NASDAQ on the last business day of the year. Historically the market price of ADES' common stock was reported on the NASDAQ Capital Markets, but from March 30, 2015 through July 6, 2016, ADES's common stock was traded on the OTC Pink®Marketplace - Limited Information Tier under the trading symbol "ADES." Effective, July 7, 2016, ADES' common stock began trading on the NASDAQ Global Market under the symbol, ADES.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self directed accounts: The Self directed accounts hold common stock, mutual funds and money market funds. The common stock is valued at the closing price reported on the active market on which the individual securities are traded.
The mutual funds and money market funds are valued at the quoted NAV of shares held by the Plan at year-end.

The following tables set forth by level within the fair value hierarchy the Plan's investment assets at fair value, as of December 31, 2016 and 2015. As required by Financial Accounting Standards Codification 820, Fair Value Measurement and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements:

		As of December 31, 2016
		Fair Value Measurement Using
		Level 1	Level 2	Level 3	Assets at Fair Value
ADES common stock	*	$426,756	$—	$—	$426,756
Money market	*	379	—	—	379
Mutual funds	*	2,989,356	—	—	2,989,356
Total assets at fair value		$3,416,491	$—	$—	$3,416,491

		As of December 31, 2015
		Fair Value Measurement Using
		Level 1	Level 2	Level 3	Assets at Fair Value
ADES common stock	*	$784,309	$—	$—	$784,309
Common stock		704,861	—	—	704,861
Money market		229,826	—	—	229,826
Mutual funds	**	4,927,992	—	—	4,927,992
Total assets at fair value		$6,646,988	$—	$—	$6,646,988

* Nonparticipant-directed
** Nonparticipant-directed and participant directed

Note 5 - Tax Status
The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service (the “IRS”) dated March 31, 2014 stating that the written form of the underlying prototype document is qualified under Section 401 of the Internal Revenue Code (the "Code"). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.
Note 6 - Commitments and Contingencies

The Plan, which is subject to the jurisdiction of the IRS and the Department of Labor ("DOL"), may be selected for a governmental investigative into the Plan’s operations. Such matters are subject to many uncertainties and to outcomes the financial impacts of which are not predictable with assurance and that may not be known for extended periods of time. The Plan records a liability in its financial statements for costs related to claims, settlements, and judgments where the Plan has assessed that a loss is probable and an amount can be reasonably estimated. Estimates of probable losses resulting from investigative proceedings involving the Plan are inherently difficult to predict, particularly when the matters are in early procedural stages.

The DOL opened an investigation into the Plan, and the Company is responding to all requests for documents and information from the DOL. The DOL has not issued any findings as of the date of this Form 11-K Annual Report for the fiscal year ended December 31, 2016 and no accruals have been recorded as of December 31, 2016.
Note 7 - Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8 - Transactions with Parties-in-Interest
Party-in-interest transactions include the investment in the common stock of ADES and funds maintained by American Funds from January 1, 2016 through June 30, 2016, and, effective July 1, 2016, Fidelity. Permissible Plan loans to participants are also party-in-interest transactions. These transactions are exempt from the prohibited rules under ERISA.
Note 9 - Contribution Corrections

Excess Employer Contributions
During 2015, the Company incorrectly matched employee contributions that included severance compensation in the amount of $41,648. The excess contributions were corrected as of December 31, 2015 by allocating the excess contributions from the participant's account to the forfeitures balance.

Participant Contributions Remitted Untimely
During 2016, the Company failed to transmit certain participant contributions to the Plan within the time period prescribed by ERISA, which constitute a prohibited transaction under ERISA section 406, regardless of materiality. As a result, the Company reimbursed the Plan for lost earnings associated with the delinquent participant contributions in the amount of $24 in June 2017.

Note 10 - Excess Contributions Payable to Participants
The Plan is subject to certain non-discrimination rules under ERISA and the Code. For the years ended December 31, 2015 and 2014, the Company was required to aggregate the Plan with the Profit Sharing Retirement Plan of BCSI, LLC (the “BCSI Plan”), a wholly owned subsidiary of ADES, for required non-discrimination tests.
During the year ended December 31, 2016, the Plan passed all required non-discrimination tests.
During the year ended December 31, 2015, the Plan passed all material required non-discrimination tests when evaluated individually. However, the Plan failed certain of the non-discrimination tests under the Code when aggregated with the BCSI Plan. The specific test failures were due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees of the Company and BCSI, LLC. In order to meet the requirements of the non-discrimination rules, certain participants forfeited a portion of the Company match, and the Plan will refund a portion of the contributions made by highly compensated participants in accordance with applicable provisions of the Code. The forfeitures of the Company match were offset against Receivables - Employer contribution on the Statements of Net Assets Available for Benefits. The refunds were included within Other liabilities in the Statements of Net Assets Available for Benefits. Employer and participant contributions on the Statements of Changes in Net Assets Available for Benefits were reflected net of the refundable contributions. Employer contributions were reduced by zero, and Participant contributions were reduced by $38,141 for the year ended December 31, 2015 as a result of the excess contributions.
Note 11 - Partial Plan Termination
As a result of a reduction of the Plan Sponsor’s workforce in 2016 and 2015, the Plan experienced a partial plan termination as defined by ERISA. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting is required for the participants terminated as a result of the employer-initiated action, but the remaining participants’ vesting continues to be determined according to the Plan provisions.
All terminated employees who were participants in the Plan were fully vested in their account balances at the later of the date of the partial plan termination or the date a participant was subsequently involuntarily terminated. As of December 31, 2016, the Plan has recorded a payable to participants for $45,217 related to former Plan participants who have withdrawn funds from the Plan but were yet to be paid their vested amount. The participants were paid their vested balances in June 2017.
Note 12 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 due to the Form 5500 being prepared on a cash basis:

	As of December 31,
	2016	2015
Net Assets Available for Benefits per the financial statements	$3,563,761	$6,979,402
Employer contribution receivable	(175,564)	(360,770)
Contributions payable to participants	45,240	64,402
Net Assets Available for Benefits per the Form 5500	$3,433,437	$6,683,034

The following is a reconciliation of the changes in Net Assets Available for Benefits per the financial statements to the changes in Net Assets Available for Benefits per the Form 5500 due to the Form 5500 being prepared on a cash basis:

	Years Ended December 31,
	2016	2015
Net Change in Net Assets Available for Benefits per the financial statements	$(3,415,641)	$(12,331,859)
Employer contributions receivable allocated to participants	161,075	113,361
Excess contributions payable to participants	43,110	64,402
Prior year excess contributions paid to participants	(38,141)	42,028
Net Change in Net Assets Available for Benefits per the Form 5500	$(3,249,597)	$(12,112,068)

Note 13 - Subsequent events

Effective January 1, 2017, the Company has elected to make Safe Harbor Nonelective Contributions to eligible Participants in accordance with statutory requirements. Safe Harbor Nonelective Contributions are equal to 3% of a participant's eligible compensation as defined by the Plan. Such contributions are fully vested and non-forfeitable.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2016

EIN: 27-5472457
Plan Number: 001

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected (1)	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and Prohibited Transactions Exemption 2002-51

$—	31,523	—	—	$—

(1) Represents non-timely transfers of participant contributions to the Plan in 2016 in the amount of $31,253 and lost earnings related to the non-timely transfers of $24. The Company transmitted untimely contributions into the Plan on July 11, 2016, October 13, 2016 December 21, 2016, and January 10, 2017. The Company transmitted lost earnings into the Plan in June 2017.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
EIN: 27-5472457
Plan Number: 001

Identify of Issue, Borrower, Lessor or Similar Party		Description of Investments, including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value		Cost	Current Value
Common Stock:
Advanced Emissions Solutions, Inc. common stock	*	46,078	Shares	$327,155	$426,756
Total common stock				$327,155	$426,756
Mutual Funds:
DFA Emerging Markets Portfolio		260	Shares	$5,967	$5,899
DFA Intermediate Government Fixed Income Portfolio		196	Shares	2,574	2,419
DFA International Value Portfolio		1,493	Shares	22,751	25,030
DFA Large Cap International Portfolio		816	Shares	15,505	16,009
DFA One-Year Fixed Income Portfolio		412	Shares	4,257	4,242
DFA Real Estate Securities Portfolio		13	Shares	457	447
DFA U.S. Large Cap Value Portfolio		1,024	Shares	33,512	35,938
DFA U.S. Micro Cap Portfolio		24	Shares	469	502
PIMCO Total Return Fund		891	Shares	9,265	8,942
Vanguard 500 Index Fund		181	Shares	35,826	37,378
Vanguard Growth Index Fund		278	Shares	15,838	15,937
Vanguard Mid-Cap Index Fund		160	Shares	25,095	26,017
Vanguard Small-Cap Growth Index Fund		117	Shares	5,275	5,468
Vanguard Small-Cap Index Fund		311	Shares	17,888	19,192
Vanguard Target Retirement 2015 Fund		6,396	Shares	94,512	92,799
Vanguard Target Retirement 2020 Fund		14,028	Shares	395,081	396,419
Vanguard Target Retirement 2025 Fund		12,295	Shares	198,531	201,017
Vanguard Target Retirement 2030 Fund		37,262	Shares	1,068,425	1,088,045
Vanguard Target Retirement 2035 Fund		8,829	Shares	152,658	156,623
Vanguard Target Retirement 2040 Fund		9,023	Shares	262,849	272,598
Vanguard Target Retirement 2045 Fund		12,077	Shares	219,835	228,127
Vanguard Target Retirement 2050 Fund		7,508	Shares	218,758	228,155
Vanguard Target Retirement 2055 Fund		1,251	Shares	39,578	41,176
Vanguard Target Retirement Income Fund		6,130	Shares	79,125	78,520
Vanguard Total Bond Market Index Fund		231	Shares	2,572	2,457
Total mutual funds				$2,926,603	$2,989,356
Money Market Funds:
Fidelity Government Cash Reserves	*	379	Units	$379	$379
Total money market funds				$379	$379
Participant loans	*	Interest rates ranging from 4.25% to 4.5% with various maturities		$—	$16,946
Total participant loans				$—	$16,946
				$3,254,137	$3,433,437
* Indicates party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
(Name of Plan)

Date: June 28, 2017	By:	Advanced Emissions Solutions, Inc.
Plan Administrator

	By:	/s/ L. Heath Sampson
L. Heath Sampson
President, Chief Executive Officer and Treasurer

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm